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                                                                EXHIBIT 12


                     [JEVIC TRANSPORTATION INC. LETTERHEAD]

                                                                    June 9, 1999

To Our Shareholders:

     I am pleased to inform you that on June 6, 1999, Jevic Transportation, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Yellow Corporation ("Parent") and JPF Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Parent. Upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 9, 1999 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are being mailed to you on or about June 9, 1999, the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock and Class A Common Stock (collectively, the "Shares") of the Company for $14.00 per Share in cash. Under the terms of the Merger Agreement, following the successful completion of the Offer, the Purchaser will be merged (the "Merger") with and into the Company and all Shares not purchased in the Offer will be converted into the right to receive $14.00 per Share in cash.

     Your Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has unanimously determined that the terms of the Merger Agreement are fair to, and in the best interests of, the Company's shareholders. The Board of Directors unanimously recommends that the Company's shareholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Janney Montgomery Scott Inc., the Company's financial advisor, that the $14.00 per Share in cash to be received by the shareholders in the Offer and the Merger is fair from a financial point of view. A copy of the fairness opinion is attached as Annex I to the Schedule 14D-9, and shareholders are urged to read the opinion in its entirety.

                                          Sincerely,
                                          /s/ Harry J. Muhlschlegel
                                          Harry J. Muhlschlegel
                                          Chairman of the Board and
                                          Chief Executive Officer